UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

Amendment No. 1

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

GMX RESOURCES INC.

(Name of Applicant)

One Benham Place

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Senior Secured Second-Priority Notes due 2018	Up to $60,000,000

Approximate date of proposed exchange offer:

The exchange offer commenced on August 9, 2012 and will expire immediately after 11:59 p.m.,

New York City time, on September 6, 2012, unless extended or earlier terminated by the Company.

Name and address of agent for service:

James A. Merrill

Chief Financial Officer

GMX Resources Inc.

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

With a copy to:

Andrews Kurth LLP

600 Travis Street, Suite 4200

Houston, Texas 77002

(713) 220-4200

Attention: David C. Buck, Esq.

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon written request of the applicant.

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed on behalf of GMX Resources Inc. (the “Company”). This Amendment is being filed solely to amend Item 2. Securities Act Exemption Applicable and the “Contents of Application for Qualification,” to file the revised Exhibit T3C filed herewith, to file Exhibit T3E.6 and to update the Exhibit Index, which changes do not affect Item 8. Analysis of Indenture Provisions. This Amendment is not intended to amend or delete any other part of the Application for Qualification of Indenture under the Trust Indenture Act of 1939 filed by the Company on August 17, 2012 (the “Original Application”). All other information in the Original Application is unchanged and has been omitted from this Amendment.

Upon the terms set forth in the exchange offer memorandum dated August 9, 2012 (the “Exchange Offer Memorandum”), as amended and supplemented by the First Supplement to Offering Memorandum dated August 20, 2012 and the related letters of transmittal (attached as Exhibits T3E.1, T3E.6, T3E.2 and T3E.3, respectively, to this Application for Qualification on Form T-3 (this “Application”)), the Company is offering to exchange (the “Exchange Offer”) all of its $51,997,000 aggregate principal amount of its outstanding 5.00% Senior Convertible Notes due 2013 (the “2013 Notes”) and a limited amount of its outstanding 4.50% Senior Convertible Notes due 2015 (the “2015 Notes” and, together with the 2013 Notes, the “Convertible Notes”) for consideration that will include, among other securities of the Company as set forth in the Exchange Offer Memorandum, up to $60,000,000 aggregate principal amount of newly issued Senior Secured Second-Priority Notes due 2018 (the “New Notes”). The New Notes will be issued by the Company to the holders of its Convertible Notes pursuant to an exchange offer (the “Exchange Offer”) in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof based on the facts set forth below (the “3(a)(9) exemption”).

If the terms and conditions to the Exchange Offer are satisfied or waived, as applicable, as set forth in the Exchange Offer Memorandum, the Company intends to make the Exchange Offer in reliance on the 3(a)(9) exemption based upon the following facts:

•	the New Notes will be offered by the Company to its existing security holders exclusively and solely in exchange for such holders’ Convertible Notes;

•

no sales of securities of the same class as the New Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the 3(a)(9) exemption is claimed;

•

no consideration has been, or is to be, given, directly or indirectly, to any person in connection with the Exchange Offer, except for payment of (i) advisory fees for financial advisors that advised the Company with respect to the terms of the Exchange Offer, (ii) the fees and expenses of the Company’s legal advisors for their legal services, (iii) the fees of the information agent and exchange agent for their services in relation to the Exchange Offer and (iv) fees charged by the trustee under the indenture governing the New Notes for its services as trustee;

•	the Company’s financial advisors have not been retained to, and will not be, soliciting or making any recommendation with respect to the Exchange Offer; and

•

no holder of Convertible Notes has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable withholding or other taxes in accordance with the terms of the Exchange Offer.

Trust Indenture Act of 1939

The Company hereby acknowledges that under Section 306(c) of the Trust Indenture Act of 1939, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act of 1933 and to which this subsection is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act of 1939, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an Application on a timely basis could result in an enforcement or other action by the Commission.

The Company acknowledges that the Application was not filed until after the Exchange Offer was commenced. The Company represents that none of the New Notes under the indenture to be qualified by the Application have been issued and covenants that none of such notes will be issued prior to the Application being declared effective.

Contents of Application for Qualification. This Application comprises:

(a) Pages numbered 1 to 9, consecutively of the Original Application.

(b) This page 2 of Amendment No. 1 to Form T-3.

(c) The statement of eligibility and qualification of the Trustee under the indenture to be qualified (filed with the Original Application Exhibit 25.1).

(d) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description

Exhibit T3A.1	Amended and Restated Certificate of Incorporation of GMX Resources Inc. (incorporated by reference to Exhibit 3.1 to Form SB-2 (File No. 353-49328) filed on November 6, 2000).

Exhibit T3A.2	Amended Certificate of Incorporation of GMX Resources Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 001-32977) filed on May 25, 2010).

Exhibit T3B.1	Amended and Restated Bylaws of GMX Resources Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K (File No. 001-32977) filed on November 4, 2008).

Exhibit T3C†	Form of Indenture

Exhibit T3D	Not applicable

Exhibit T3E.1	Offering Memorandum, dated August 9, 2012 (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.2	Form of Letter of Transmittal to holders of 2013 Notes (including Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.3	Form of Letter of Transmittal to holders of 2015 Notes (including Form W-9) (incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2013 Notes (incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2015 Notes (incorporated by reference to Exhibit (a)(1)(v) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.6	First Supplement, dated August 20, 2012, to Offering Memorandum, dated August 9, 2012 (incorporated by reference to Exhibit (a)(1)(vi) to Schedule TO-I/A (File No. 005-62077) filed on August 20, 2012).

Exhibit T3F	Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith)

Exhibit 25.1**	Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee

†	Filed herewith.
**	Previously filed.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, GMX Resources Inc., a corporation organized and existing under the laws of the State of Oklahoma, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Oklahoma City and State of Oklahoma, on the 13th day of September, 2012.

GMX Resources Inc.

Attest:	/s/ Harry C. Stahel, Jr.	By:	/s/ James A. Merrill
Name:	Harry C. Stahel, Jr.	Name:	James A. Merrill
Title:	Executive Vice President of Finance	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A.1	Amended and Restated Certificate of Incorporation of GMX Resources Inc. (incorporated by reference to Exhibit 3.1 to Form SB-2 (File No. 353-49328) filed on November 6, 2000).

Exhibit T3A.2	Amended Certificate of Incorporation of GMX Resources Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 001-32977) filed on May 25, 2010).

Exhibit T3B.1	Amended and Restated Bylaws of GMX Resources Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K (File No. 001-32977) filed on November 4, 2008).

Exhibit T3C†	Form of Indenture

Exhibit T3D	Not applicable

Exhibit T3E.1	Offering Memorandum, dated August 9, 2012 (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.2	Form of Letter of Transmittal to holders of 2013 Notes (including Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.3	Form of Letter of Transmittal to holders of 2015 Notes (including Form W-9) (incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2013 Notes (incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2015 Notes (incorporated by reference to Exhibit (a)(1)(v) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.6	First Supplement, dated August 20, 2012, to Offering Memorandum, dated August 9, 2012 (incorporated by reference to Exhibit (a)(1)(vi) to Schedule TO-I/A (File No. 005-62077) filed on August 20, 2012).

Exhibit T3F	Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith)

Exhibit 25.1**	Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee

†	Filed herewith.
**	Previously filed.

5